Teva Announces completion of sale of UK and Ireland Actavis Assets and Operations following
European Commission approval.

Jerusalem, January 9, 2017 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced the completion of the sale of the majority of the assets and operations of Actavis Generics in the UK and Ireland to Accord Healthcare Limited (a subsidiary of Intas Pharmaceuticals Ltd). The sale, first announced in October last year, has completed for an agreed value of GBP 603 million following approval from the European Commission.

The divestment of specified Actavis Generics assets and operations in the UK and Ireland was part of an undertaking that Teva made to the European Commission in order to obtain approval to proceed with its acquisition of Actavis Generics last year. The sale includes a portfolio of generic medicines plus a manufacturing plant in Barnstaple, England. Within the UK and Ireland Teva retains a number of Actavis non-overlapping generic products plus certain specialty medicines and OTC (over-the-counter) products, which have been added to Teva’s existing businesses.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 were $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to realize the anticipated benefits of the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”), and the timing of realizing such benefits; our ability to fully and efficiently integrate Actavis Generics and to achieve the anticipated cost savings, synergies, business opportunities and growth prospects from the combination; the fact that we are now dependent to a much larger extent than previously on our generic pharmaceutical business; our ability to develop and launch new generic products from the Actavis Generics pipeline on the anticipated timelines; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we have incurred to finance the Actavis Generics acquisition; the fact that we will have significantly less cash on hand than prior to the consummation of the Actavis Generics acquisition, which could adversely affect our ability to grow; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, including, in particular, former Actavis Generics personnel who have transitioned to Teva or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; the possibility of additional adverse consequences arising from our recent FCPA-related settlement with the U.S. government, including limitations on our conduct of business in various countries, adverse judgments in shareholder lawsuits and fines, penalties or other sanctions imposed by government authorities in other countries; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the SEC). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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